Pricing Term Sheet

dated October 8, 2013

Filed pursuant to Rule 433

Registration Statement No. 333-191604

Supplementing the Preliminary

Prospectus dated October 7, 2013

(the “Preliminary Prospectus Supplement”)

BioMarin Pharmaceutical Inc.

Offering of

$340,000,000 principal amount of

0.75% Senior Subordinated Convertible Notes due 2018

(the “2018 Notes”)

and

$340,000,000 principal amount of

1.50% Senior Subordinated Convertible Notes due 2020

(the “2020 Notes”)

The information in this pricing term sheet relates only to the 2018 Notes and the 2020 Notes (together, the “Notes”) and should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein and the related base prospectus dated October 7, 2013, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”). This pricing term sheet supplements and, to the extent of a conflict, supersedes the information in the foregoing Prospectus.

The Notes

Issuer:	BioMarin Pharmaceutical Inc., a Delaware corporation (the “Company”)

Ticker / Exchange for Common Stock:	BMRN / NASDAQ Global Select Market (“NASDAQ”)

Trade Date:	October 8, 2013

Settlement Date:	October 15, 2013

Public Offering Price:	100.00% of principal amount

Interest Payment Dates and Record Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semiannually in arrears in cash on April 15 and October 15 of each year, beginning April 15, 2014, to the person in whose name the relevant Note is registered at the close of business on the preceding April 1 or October 1, respectively.

Last Reported Sale Price of Common Stock on NASDAQ on October 8, 2013:	$67.25 per share of the Company’s common stock (the “Common Stock”)

Use of Proceeds:

The Company estimates that the net proceeds will be approximately $658.50 million from the sale of the Notes, or $726.40 million if the underwriters exercise their option to purchase additional Notes in full, after deducting the estimated underwriting discount and offering expenses.

The Company intends to use approximately $27.03 million of the net proceeds of the offering to fund payment of the cost of the capped call transactions described below. If the underwriters exercise their option to purchase additional Notes, the Company may use a portion of the net proceeds from the sale of additional Notes to fund entry into additional capped call transactions. The Company intends to apply the remaining net proceeds of the offering for general corporate purposes, including working capital and research and development. The Company reserves the right, at its sole discretion, to reallocate the use of proceeds in response to these and other factors including to fund future business development transactions or the acquisition of other assets. Accordingly, the Company’s management will have significant flexibility in applying these proceeds. Until the Company uses the net proceeds of this offering, it intends to invest the funds in short term, interest bearing instruments or other investment grade securities.

Underwriting Discount:	3.00%

Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Manager:	Barclays Capital Inc.

Make-Whole Premium Upon a Make-Whole Fundamental Change:

If a make-whole fundamental change (as described in the Preliminary Prospectus Supplement) occurs, the Company will pay a make-whole premium on Notes converted in connection with a make-whole fundamental change by increasing the applicable conversion rate on such Notes.

The amount of the make-whole premium, if any, will be based on the Common Stock price and the effective date of the make-whole fundamental change. A description of how the make-whole premium will be determined and tables showing the make-whole premium that would apply to the 2018 Notes and the 2020 Notes, respectively, at various Common Stock prices and make-whole fundamental change effective dates are set forth below under “The 2018 Notes—Adjustment to Shares Delivered Upon a Make-Whole Fundamental Change” and “The 2020 Notes—Adjustment to Shares Delivered Upon a Make-Whole Fundamental Change”.

Fundamental Change:	If the Company undergoes a fundamental change (as described in the Preliminary Prospectus Supplement), except in certain circumstances, each holder will have the option to require the Company to repurchase all or any portion of such holder’s Notes. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any.

Capped Call Transactions:	In connection with the pricing of each of the 2018 Notes and the 2020 Notes, the Company expects to enter into privately-negotiated capped call transactions with respect to 50% of the principal amount of the 2018 Notes and 50% of the principal amount of the 2020 Notes with one or more of the underwriters or their affiliates or persons unrelated to this offering (the “hedge counterparties”). The capped call transactions are generally expected to reduce potential dilution to the Common Stock upon conversion of the relevant Notes in excess of the principal amount of such converted Notes. The cap price of the capped call transactions entered into with respect to 50% of the principal amount of each of the 2018 Notes and the 2020 Notes will initially be, in each case, approximately $121.05, which represents a premium of approximately

80.00% over the Last Reported Sale Price of Common Stock, and is subject to certain adjustments under the terms of such capped call transactions. If the underwriters exercise their option to purchase additional Notes, the Company intends to enter into additional capped call transactions with the hedge counterparties with respect to 50% of the principal amount of such additional Notes.

In connection with establishing their initial hedges of the capped call transactions, the hedge counterparties (or their affiliates) expect to enter into various derivative transactions with respect to the Common Stock concurrently with, and/or purchase the Common Stock shortly after, the pricing of the relevant Notes. These activities could have the effect of increasing, or reducing the size of any decrease in, the price of the relevant Notes and/or the Common Stock concurrently with, or shortly after, the pricing of the relevant Notes.

In addition, the hedge counterparties (or their affiliates) are likely to modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Common Stock and/or by purchasing or selling the Common Stock or other securities of ours in secondary market transactions following the pricing of the relevant Notes and prior to the maturity of the relevant Notes (and are likely to do so during the settlement averaging period under the relevant capped call transactions, which precedes the maturity date, and on or around any earlier conversion date related to a conversion of the relevant Notes).

The effect, if any, of any of these transactions and activities on the market price of the Common Stock or the Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of the Common Stock, which could affect the value of the Notes and value of the Common Stock, if any, you receive upon conversion of the Notes.

For a discussion of the potential impact of any market or other activity by the hedge counterparties or their affiliates in connection with the capped call transactions, see “Risk Factors—Risks Related to the Notes and Our Common Stock—The capped call transactions may affect the value of the Notes and the common stock” in the Preliminary Prospectus Supplement.

The 2018 Notes

Securities:	Senior Subordinated Convertible Notes due 2018

Aggregate Principal Amount Offered:	$340,000,000 principal amount of the 2018 Notes (or a total of $375,000,000 principal amount of the 2018 Notes if the underwriters exercise in full their overallotment option to purchase additional 2018 Notes)

Maturity Date:	October 15, 2018, unless earlier repurchased or converted

Interest Rate:	0.75% per year

Conversion Premium:	Approximately 40.00% above the Last Reported Sale Price of Common Stock

Initial Conversion Price:	Approximately $94.15 per share of Common Stock

Initial Conversion Rate:	10.6213 shares of Common Stock per $1,000 principal amount of the 2018 Notes, subject to adjustment

CUSIP Number:	09061GAE1

ISIN Number:	US09061GAE17

Adjustment to Shares Delivered Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock that will be added to the conversion rate per $1,000 principal amount of the 2018 Notes for each stock price and effective date set forth below in certain circumstances in connection with a make-whole fundamental change:

	Stock Price

Effective Date	$67.25	$80.00	$94.15	$110.00	$125.00	$140.00	$160.00	$200.00	$250.00	$300.00
October 15, 2013	4.2485	3.0003	2.1209	1.4924	1.1006	0.8294	0.5842	0.3098	0.1508	0.0750
October 15, 2014	4.2485	3.0003	2.1093	1.4458	1.0401	0.7648	0.5218	0.2602	0.1171	0.0527
October 15, 2015	4.2485	3.0003	2.0185	1.3289	0.9196	0.6505	0.4218	0.1904	0.0750	0.0292
October 15, 2016	4.2485	2.8606	1.8006	1.1033	0.7114	0.4686	0.2766	0.1037	0.0319	0.0101
October 15, 2017	4.2485	2.5048	1.3817	0.7118	0.3841	0.2108	0.0980	0.0247	0.0057	0.0004
October 15, 2018	4.2485	1.8787	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $300.00 per share, subject to adjustment as described in “Description of the Notes—Make-Whole Premium Upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement, no make-whole premium will be paid.

•	if the stock price on the effective date is less than $67.25 per share, subject to adjustment as described in “Description of the Notes—Make-Whole Premium Upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement, no make-whole premium will be paid.

Notwithstanding the foregoing, in no event will the conversion rate exceed 14.8698 shares per $1,000 principal amount of the 2018 Notes, subject to adjustments in the same manner as the applicable conversion rate with respect to the events described under “—Conversion Rights—Adjustment of Conversion Rate” in the Preliminary Prospectus Supplement.

The 2020 Notes

Securities:	Senior Subordinated Convertible Notes due 2020

Aggregate Principal Amount Offered:	$340,000,000 principal amount of the 2020 Notes (or a total of $375,000,000 principal amount of the 2020 Notes if the underwriters exercise in full their overallotment option to purchase additional 2020 Notes)

Maturity:	October 15, 2020, unless earlier repurchased or converted

Annual Interest Rate:	1.50% per year

Conversion Premium:	Approximately 40.00% above the Last Reported Sale Price of Common Stock

Initial Conversion Price:	Approximately $94.15 per share of Common Stock

Initial Conversion Rate:	10.6213 shares of Common Stock per $1,000 principal amount of the 2020 Notes, subject to adjustment

CUSIP Number:	09061GAF8

ISIN Number:	US09061GAF81

Adjustment to Shares Delivered Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock that will be added to the conversion rate per $1,000 principal amount of the 2020 Notes for each stock price and effective date set forth below in certain circumstances in connection with a make-whole fundamental change:

	Stock Price

Effective Date	$67.25	$80.00	$94.15	$110.00	$125.00	$140.00	$160.00	$200.00	$250.00	$300.00
October 15, 2013	4.2485	3.1125	2.2995	1.7054	1.3248	1.0535	0.7992	0.4950	0.2981	0.1906
October 15, 2014	4.2485	3.1125	2.2995	1.6863	1.2915	1.0137	0.7570	0.4568	0.2683	0.1680
October 15, 2015	4.2485	3.1125	2.2936	1.6395	1.2324	0.9507	0.6952	0.4054	0.2306	0.1406
October 15, 2016	4.2485	3.1125	2.2290	1.5482	1.1339	0.8536	0.6064	0.3377	0.1848	0.1099
October 15, 2017	4.2485	3.1125	2.0861	1.3874	0.9764	0.7082	0.4813	0.2507	0.1301	0.0778
October 15, 2018	4.2485	2.8948	1.8196	1.1217	0.7354	0.4994	0.3149	0.1487	0.0765	0.0470
October 15, 2019	4.2485	2.4947	1.3611	0.6994	0.3852	0.2240	0.1215	0.0551	0.0326	0.0220
October 15, 2020	4.2485	1.8787	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $300.00 per share, subject to adjustment as described in “Description of the Notes—Make-Whole Premium Upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement, no make-whole premium will be paid.

•	if the stock price on the effective date is less than $67.25 per share, subject to adjustment as described in “Description of the Notes—Make-Whole Premium Upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement, no make-whole premium will be paid.

Notwithstanding the foregoing, in no event will the conversion rate exceed 14.8698 shares per $1,000 principal amount of the 2020 Notes, subject to adjustments in the same manner as the applicable conversion rate with respect to the events described under “—Conversion Rights—Adjustment of Conversion Rate” in the Preliminary Prospectus Supplement.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from BioMarin Pharmaceutical Inc., 770 Lindaro Street, San Rafael, California 94901, Attention: Investor Relations, Telephone Number: (415) 506-6700 or from BofA Merrill Lynch at Telephone Number: 866-500-5408.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Prospectus.

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